Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

January 31, 2018

VIA EDGAR

Gregory Dundas

Staff Attorney

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SigmaRenoPro, Inc.

Registration Statement on Form S-1

Filed November 2, 2017

File No. 333-221302

Dear Mr. Dundas:

We respectfully hereby submit the information in this letter, on behalf of our client, SigmaRenoPro, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 25, 2018. The Company filed Amendment No. 2 to the Registration Statement on Form S-1 on January 31, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Amendment No. 1 to Form S-1 filed January 17, 2018

Prospectus Summary, page 3

1. We note your response to our prior comment 5. Please revise your statement regarding the possibility of an acquisition or merger to cover affiliates and promoters as well as the company itself. Also disclose whether the company or its affiliates and promoters intend for the company, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response:  The Company has made the requested disclosure on page 3 of the Form S-1.

Use of Proceeds, page 13

2. We note that the additional disclosure in response to our prior comment 10 assumes the sale of all 2.2 million shares offered. Please revise to clarify how each of the levels presented in your table will or will not advance your planned operations.

Response:  The Company has made the requested disclosure on page 13 of the Form S-1.

Description of Business, page 19

3. Please clarify the statement that Mr. Aamar has "no little knowledge" of the home building industry in the United States.

Response:  The Company has removed the word “little” from the referenced sentence on page 19.

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Plan of Operation, page 24

4. We note your statement that you will scale your business development if you are not able to raise $55,000 in this offering. Please revise to clarify to what extent you will be able to proceed with your business plan if you are unable to raise that amount.

Response:  The Company has made the requested disclosure on page 19 of the Form S-1. Please note that this is the same disclosure added to page 13 of the Form S-1, in response to comment number 2, above.

Where You Can Find More Information, page 30

5. We note your response to our prior comment 17, but we are unable to locate any of the changed disclosure you reference. As noted in our original comment, please add a risk factor informing stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders and the resultant risks. In addition, please be sure to add a second risk factor, and revise your disclosure under "Where You Can Find More Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies:

• the proxy rules under Section 14 of the Exchange Act

• the short-swing profit rules under Section 16 of the Exchange Act

• the beneficial ownership reporting requirements of Sections 13(d) and (g) of the

Exchange Act, and

• the majority of the tender offering regulations.

Response:  The Company has added a risk factor, which begins, “Because we may have fewer than three hundred shareholders….” to page 9, and a risk factor which begins, “If we do not file a Registration Statement on Form 8-A….” The additional disclosure requested to be added to the “Where You Can Find More Information” has been added to page 30.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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